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                              June 24, 2024

       Huen Ling Claire Luk
       Chief Executive Officer
       Roma Green Finance Ltd
       Flat 605, 6/F., Tai Tung Building
       8 Fleming Road, Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed June 7, 2024
                                                            File No. 333-280070

       Dear Huen Ling Claire Luk:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed June 7, 2024

       Cover Page

   1. We note that you have omitted certain disclosure from your prospectus cover page that was provided in your
Registration Statement on Form F-1, File No. 333-272555, in
                                                        response to the
guidance in the Sample Letters to China-Based Companies. For example, prominent disclosure
regarding the legal and operational risks of operating in Hong Kong and a discussion of the
Holding Foreign Companies Accountable Act, as amended by the
                                                        Consolidated
Appropriations Act, 2023, has been removed. We note that you still maintain operations in
Hong Kong, and it is unclear to us that there have been changes in the regulatory
environment in the PRC and/or Hong Kong warranting the elimination of this disclosure.
Therefore, please restore on the prospectus cover page all of the disclosure responsive to the
Sample Letters to China-Based Companies, updated as appropriate, that was provided on the
prospectus cover page in the above-referenced registration statement.
 Huen Ling Claire Luk
Roma Green Finance Ltd
June 24, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameHuen Ling Claire Luk
                                                           Division of
Corporation Finance
Comapany NameRoma Green Finance Ltd
                                                           Office of Trade &
Services
June 24, 2024 Page 2
cc:       David Stefanski
FirstName LastName